Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website : www.melco-group.com

(Stock Code : 200)

MAJOR TRANSACTION

SHARE REPURCHASE

BY A LISTED SUBSIDIARY

— MELCO RESORTS & ENTERTAINMENT LIMITED

THE SHARE REPURCHASE PROGRAM OF MELCO RESORTS

Reference is made to the announcement of the Company dated 3 June 2024 in relation to the Share Repurchase Program of Melco Resorts which permits Melco Resorts to purchase up to US$500 million (equivalent to approximately HK$3,900 million) of Melco Resorts Shares and/or ADSs over a three-year period commencing from 2 June 2024.

Reference is also made to the announcement of the Company dated 19 August 2024 in relation to the repurchases of a total of approximately 8.3 million ADSs (equivalent to approximately 25 million Melco Resorts Shares) by Melco Resorts on the open market for an aggregate consideration (before expenses) of approximately US$44.5 million (equivalent to approximately HK$347.1 million) pursuant to the Share Repurchase Program.

Reference is also made to the announcement of the Company dated 27 February 2025 in relation to, among others, the repurchases by Melco Resorts pursuant to the Share Repurchase Program on the open market of (i) approximately 20.7 million ADSs (representing approximately 62.1 million Melco Resorts Shares) at an aggregate purchase price of approximately US$112 million (equivalent to approximately HK$873.6 million) for the year ended 31 December 2024; and (ii) approximately 3.7 million ADSs (representing approximately 11.1 million Melco Resorts Shares) at an aggregate purchase price of approximately US$20 million (equivalent to approximately HK$156 million) during the period from 1 January 2025 to 26 February 2025.

The Company is notified by Melco Resorts that, as of the date of this announcement, a total of approximately 32.4 million ADSs (equivalent to approximately 97.3 million Melco Resorts Shares) have been repurchased by Melco Resorts on the open market for an aggregate consideration (before expenses) of approximately US$174 million (equivalent to approximately HK$1,357.2 million) pursuant to the Share Repurchase Program.

It is expected that implementation of the Share Repurchase Program in full, when aggregated with previous share repurchases by Melco Resorts within the preceding 12-month period, or which are otherwise related, would be a major transaction for the Company under the Listing Rules.

PURPOSE OF THIS ANNOUNCEMENT

In anticipation of potential share repurchases by Melco Resorts, the Company now wishes to obtain advance shareholder approval to ensure compliance with the requirements of the Listing Rules applicable to the implementation of the Share Repurchase Program in respect of up to its entire amount of US$500 million (equivalent to approximately HK$3,900 million), which would be a major transaction for the Company when aggregated with share repurchases within the previous 12-month period, or which are otherwise related.

The Share Repurchase Program may be suspended, modified or terminated at any time, and Melco Resorts has no obligation to repurchase any amounts under the Share Repurchase Program, and thus there is no assurance that the Share Repurchase Program will be implemented by Melco Resorts in full, or of the extent to which it will be implemented. However, the Company wishes to obtain advance shareholder approval to ensure compliance at the outset with the requirements of the Listing Rules applicable to the implementation by Melco Resorts of the Share Repurchase Program in respect of up to its entire amount of US$500 million (equivalent to approximately HK$3,900 million), to enable Melco Resorts to make repurchases of Melco Resorts Shares and/or ADSs under the Share Repurchase Program without the Company having to seek further approval from Shareholders.

The Company has received written Shareholders’ approval in respect of the implementation of the Share Repurchase Program up to its entire amount, from a closely allied group of Shareholders which collectively holds more than 50% of the issued shares of the Company, in accordance with Rule 14.44 of the Listing Rules. Accordingly, no Shareholders’ meeting will be convened by the Company to approve the implementation in full of the Share Repurchase Program.

DESPATCH OF CIRCULAR

It is anticipated that a circular containing further information relating to the Share Repurchase Program and other information required by the Listing Rules will be despatched to Shareholders (for information purposes only) on or before 30 April 2025.

THE SHARE REPURCHASE PROGRAM OF MELCO RESORTS

Reference is made to the announcement of the Company dated 3 June 2024 in relation to the Share Repurchase Program of Melco Resorts which permits Melco Resorts to purchase up to US$500 million (equivalent to approximately HK$3,900 million) of Melco Resorts Shares and/or ADSs over a three-year period commencing from 2 June 2024.

Reference is also made to the announcement of the Company dated 19 August 2024 in relation to the repurchases of a total of approximately 8.3 million ADSs (equivalent to approximately 25 million Melco Resorts Shares) by Melco Resorts on the open market for an aggregate consideration (before expenses) of approximately US$44.5 million (equivalent to approximately HK$347.1 million) pursuant to the Share Repurchase Program.

Reference is also made to the announcement of the Company dated 27 February 2025 in relation to, among others, the repurchases by Melco Resorts pursuant to the Share Repurchase Program on the open market of (i) approximately 20.7 million ADSs (representing approximately 62.1 million Melco Resorts Shares) at an aggregate purchase price of approximately US$112 million (equivalent to approximately HK$873.6 million) for the year ended 31 December 2024; and (ii) approximately 3.7 million ADSs (representing approximately 11.1 million Melco Resorts Shares) at an aggregate purchase price of approximately US$20 million (equivalent to approximately HK$156 million) during the period from 1 January 2025 to 26 February 2025.

The Company is notified by Melco Resorts that, as of the date of this announcement, a total of approximately 32.4 million ADSs (equivalent to approximately 97.3 million Melco Resorts Shares) have been repurchased by Melco Resorts on the open market for an aggregate consideration (before expenses) of approximately US$174 million (equivalent to approximately HK$1,357.2 million) pursuant to the Share Repurchase Program.

It is expected that implementation of the Share Repurchase Program in full, when aggregated with previous share repurchases by Melco Resorts within the preceding 12-month period, or which are otherwise related, would be a major transaction for the Company under the Listing Rules.

PURPOSE OF THIS ANNOUNCEMENT

In anticipation of potential share repurchases by Melco Resorts, the Company now wishes to obtain advance shareholder approval to ensure compliance with the requirements of the Listing Rules applicable to the implementation of the Share Repurchase Program in respect of up to its entire amount of US$500 million (equivalent to approximately HK$3,900 million), which would be a major transaction for the Company when aggregated with share repurchases within the previous 12-month period, or which are otherwise related.

The Share Repurchase Program may be suspended, modified or terminated at any time, and Melco Resorts has no obligation to repurchase any amounts under the Share Repurchase Program, and thus there is no assurance that the Share Repurchase Program will be implemented by Melco Resorts in full, or of the extent to which it will be implemented. However, the Company wishes to obtain advance shareholder approval to ensure compliance at the outset with the requirements of the Listing Rules applicable to the implementation by Melco Resorts of the Share Repurchase Program in respect of up to its entire amount of US$500 million (equivalent to approximately HK$3,900 million), to enable Melco Resorts to make repurchases of Melco Resorts Shares and/or ADSs under the Share Repurchase Program without the Company having to seek further approval from Shareholders.

The Company has received written Shareholders’ approval in respect of the implementation of the Share Repurchase Program up to its entire amount, from a closely allied group of Shareholders which collectively holds more than 50% of the issued shares of the Company, in accordance with Rule 14.44 of the Listing Rules. Accordingly, no Shareholders’ meeting will be convened by the Company to approve the implementation in full of the Share Repurchase Program.

INFORMATION IN RELATION TO THE SHARE REPURCHASE PROGRAM

If the Share Repurchase Program is implemented in full by Melco Resorts, the maximum amount payable by Melco Resorts for the repurchase of Melco Resorts Shares and/or ADSs would be US$500 million (equivalent to approximately HK$3,900 million).

Repurchases of Melco Resorts Shares and/or ADSs under the Share Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 and/or 10b5-1 of the United States Securities Exchange Act of 1934, and/or in privately negotiated transactions. The timing of repurchases and the amount of Melco Resorts Shares and/or ADSs repurchased will be determined by Melco Resorts’ management based on their evaluation of market conditions, trading prices, applicable securities laws and other factors. The Share Repurchase Program may be suspended, modified or terminated at any time, and Melco Resorts has no obligation to repurchase any amounts under the Share Repurchase Program.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiry, the selling shareholders of the Melco Resorts Shares and/or ADSs repurchased and their ultimate beneficial owners will be third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

The consideration for the repurchases of Melco Resorts Shares and/or ADSs repurchased under the Share Repurchase Program will be paid by Melco Resorts in full and in cash or such other payment method the directors of Melco Resorts consider appropriate, on settlement of the relevant repurchase transaction, and financed by immediately available financial resources of the Melco Resorts Group.

Melco Resorts Shares repurchased under the Share Repurchase Program (including those underlying any ADSs repurchased under the Share Repurchase Program) may be cancelled or held as treasury shares for future re-issuance following their repurchase. Pending their cancellation, or a determination having been made to hold them as treasury shares, Melco Resorts Shares underlying any ADSs repurchased under the Share Repurchase Program would remain registered in the name of a nominee of Deutsche Bank Trust Company Americas, as depositary in respect of Melco Resorts’ ADS program. The Company’s indirect holding of Melco Resorts’ outstanding share capital would increase as a result of the repurchased Melco Resorts Shares (including those underlying any ADSs repurchased under the Share Repurchase Program) being cancelled or determined to be held as treasury shares for future re-issuance.

Implementation in full of the Share Repurchase Program by Melco Resorts and cancellation of the repurchased Melco Resorts Shares (including those underlying any ADSs repurchased under the Share Repurchase Program) or holding them as treasury shares for future re-issuance would result in the Company’s indirect holding of Melco Resorts’ outstanding share capital increasing from its existing approximately 53.85% to approximately 71.30%, assuming (1) that repurchases are made at the closing price per ADS quoted on the NASDAQ Global Select Market on 4 April 2025 (being US$4.80, equivalent to approximately HK$37.44); (2) repurchases of Melco Resorts Shares and/or ADSs made by Melco Resorts within the previous 12-month period, or which are otherwise related, and where the Melco Resorts Shares (including those underlying any repurchased ADSs) have been cancelled or held as treasury shares; and (3) no other changes to Melco Resorts’ outstanding share capital.

REASONS FOR AND BENEFITS OF THE SHARE REPURCHASE PROGRAM

The Share Repurchase Program reflects the confidence of the Company in Melco Resorts’ long-term strategy and growth prospects, and is a method by which Melco Resorts can create shareholder value.

The Directors (including the independent non-executive Directors) consider that the terms of the Share Repurchase Program are fair and reasonable, and that the Share Repurchase Program is on normal commercial terms or better (as far as the Company is concerned), in the ordinary and usual course of business of the Group, and in the interests of the Company and the Shareholders as a whole.

INFORMATION IN RELATION TO THE PARTIES

Melco Resorts

Melco Resorts, a listed subsidiary of the Company with its ADSs listed on the Nasdaq Global Select Market in the United States of America, is a developer, owner and operator of integrated resort facilities in Asia and Europe.

For the financial year ended 31 December 2024, Melco Resorts’ audited loss before income tax were approximately US$6,349,000 (equivalent to approximately HK$49,522,200) and Melco Resorts’ audited net loss were approximately US$27,959,000 (equivalent to approximately HK$218,080,200).

For the financial year ended 31 December 2023, Melco Resorts’ audited loss before income tax were approximately US$401,908,000 (equivalent to approximately HK$3,134,882,400) and Melco Resorts’ audited net loss were approximately US$415,330,000 (equivalent to approximately HK$3,239,574,000).

As at 31 December 2024, Melco Resorts’ audited total deficit was approximately US$939,964,000 (equivalent to approximately HK$7,331,719,200).

The Company

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

LISTING RULES IMPLICATIONS

Implementation in full of the Share Repurchase Program by Melco Resorts, when aggregated with repurchases of Melco Resorts Shares and/or ADSs made by Melco Resorts within the previous 12-month period, or which are otherwise related, would be a major transaction for the Company under Chapter 14 of the Listing Rules, as one or more of the applicable percentage ratios are 25% or more but all the applicable percentage ratios are less than 100%.

Accordingly, the implementation by Melco Resorts of the Share Repurchase Program to an extent which would be a major transaction for the Company under the Listing Rules is conditional on Shareholders’ approval, in accordance with Rule 14.40 of the Listing Rules.

So far as the Company is aware, having made all reasonable enquiries, no Shareholder has a material interest in, and would be required to abstain from voting on the resolution to approve the implementation in full of the Share Repurchase Program, if the Company were to convene a general meeting to approve such implementation.

As at the date of this announcement, the following Shareholders hold an aggregate of 827,722,949 Shares as recorded in the register required to be kept under Section 336 of the SFO, representing approximately 54.57% of the issued shares of the Company:

(a)	Better Joy Overseas Ltd., which holds 301,368,606 Shares, representing approximately 19.87% of the issued Shares;

(b)	Black Spade Capital Limited, which holds 91,445,132 Shares, representing approximately 6.03% of the issued Shares;

(c)	Lasting Legend Ltd., which holds 122,243,024 Shares, representing approximately 8.06% of the issued Shares; and

(d)	L3G Holdings Inc., which holds 312,666,187 Shares, representing approximately 20.62% of the issued Shares.

All of the companies referred to in paragraphs (a) to (c) above are owned by Mr. Ho and/or persons and/or trusts associated with Mr. Ho. By virtue of the SFO, Mr. Ho is deemed to be interested in the Shares held by those companies. L3G Holdings Inc. is a company controlled by a discretionary family trust with beneficiaries including Mr. Ho and his family members. Mr. Ho is taken to have interests in the Shares held by L3G Holdings Inc. by virtue of him being one of the beneficiaries of the discretionary family trust for the purpose of the SFO.

The Company has received written Shareholders’ approval in respect of the implementation in full of the Share Repurchase Program by Melco Resorts from the closely allied group of Shareholders specified above, which together hold more than 50% of the issued shares of the Company, in accordance with Rule 14.44 of the Listing Rules. Accordingly, no Shareholders’ meeting will be convened by the Company to approve the implementation in full by Melco Resorts of the Share Repurchase Program.

DESPATCH OF CIRCULAR

It is anticipated that a circular containing further information relating to the Share Repurchase Program and other information required by the Listing Rules will be despatched to Shareholders (for information purposes only) on or before 30 April 2025.

DEFINITIONS

Unless otherwise defined, the following terms used in this announcement shall have the following meanings:

“ADSs”	American depositary shares of Melco Resorts

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and having its shares listed and traded on the Main Board of the Stock Exchange

“Director(s)”	the directors of the Company

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Melco Resorts”	Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, whose ADSs are listed on the NASDAQ Global Select Market in the United States of America

“Melco Resorts Group”	Melco Resorts and its subsidiaries

“Melco Resorts Share(s)”	ordinary share(s) of Melco Resorts, three of which are equivalent to one ADS

“Mr. Ho”	Mr. Ho, Lawrence Yau Lung, the executive director, chairman and chief executive officer of the Company

“SFO”	The Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong), as amended or supplemented from time to time

“Share(s)”	the ordinary share(s) of the Company

“Share Repurchase Program”	the share repurchase program of Melco Resorts announced by Melco Resorts on 3 June 2024 (after trading hours), pursuant to which Melco Resorts is permitted to purchase up to US$500 million (equivalent to approximately HK$3,900 million) of Melco Resorts Shares and/or ADSs over a three-year period commencing from 2 June 2024

“Shareholder(s)”	the holder(s) of the Share(s) in issue

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars, the lawful currency of The United States of America

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 7 April 2025

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Tsui Che Yin, Frank and Ms. Karuna Evelyne Shinsho.